Exhibit 99.2

7030 Ang Mo Kio Street, Avenue 5, #04-48,

North Star@AMK, Singapore

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

TO BE HELD ON MARCH 20, 2026

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of the members (the “Members”) of Fitness Champs Holdings Limited, a Cayman Islands exempted company (the “Company”) to be held at 7030 Ang Mo Kio Street, Avenue 5, #04-48, Singapore, at 10 a.m. (Singapore Time) on March 20, 2026 for the purpose of considering and, if thought fit, passing (with or without amendments) the following resolutions:

Proposal 1.	Share Consolidation:

(A)	a share consolidation of the Company’s all issued and unissued shares of whatever classes and series be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-two hundred-fifty (250) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”); and

(B)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and

Proposal 2:	Authorization of Directors and Officers: Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. We are not aware of any other business to come before the Meeting. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board reserves its right to determine not to proceed with, and abandon, the Share Consolidation contemplated above if it determines in its sole discretion that implementing the Share Consolidation is not in the best interests of the Company and its Shareholders. As such, if the Board did not determine a ratio within such 180-day period, the Share Consolidation would not proceed and will be abandoned.

The Board of Directors of the Company has fixed the close of business on February 24, 2026 (Singapore time) as the record date (the “Record Date”) for determining the members entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. Accordingly, only Members at the close of business on the Record Date are entitled to attend and vote at the Meeting or at any adjournment or postponement that may take place.

All Members are cordially invited to attend the Meeting in person. Regardless of your plan to attend/not attend the Meeting, please vote either over the Internet or by completing the enclosed proxy card and signing, dating, and returning it promptly. Sending in your proxy will not prevent you from voting in person at the Meeting.

The notice of the Meeting, this proxy statement, and the proxy card will be sent to shareholders on or about March 3, 2026.

It is important that your shares are represented at the Meeting. We urge you to review the attached proxy statement and, whether or not you plan to attend the Meeting in person, please vote your shares promptly by casting your vote via the internet or, if you prefer to mail your proxy or vote instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the internet or by mail before the Meeting, or by voting in person at the Meeting.

If you plan to attend the Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Meeting and vote in person.

The Notice of the Extraordinary General Meeting of Members, the Proxy Card and the Proxy Statement are also available through our website at fitnesschamps.sg.

By Order of the Board of Directors,

Joyce Lee Jue Hui

Chief Executive Officer & Executive Director

February 27, 2026